FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

National Australia Bank Limited
ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, 29 March 2004

Notices submitted by Mrs Catherine Walter

The National Australia Bank has received the attached notices from Mrs Catherine Walter, a Director of the company.

The National is considering the status of the proposed resolutions.

For further information:

Brandon Phillips
Corporate Relations Manager
Group Corporate Affairs

03 8641 3857 work
0419 369 058 mobile

Or visit www.nabgroup.com

NOTICE OF INTENTION TO MOVE A RESOLUTION FOR REMOVAL OF DIRECTORS UNDER §203D(2) OF THE CORPORATIONS ACT

TO:

Company Secretary
National Australia Bank Limited
500 Bourke Street
Melbourne Vic 3000

I Catherine Mary Walter a director of National Australia Bank Limited give notice pursuant to §203D(2) of the Corporations Act of my intention to move the following resolutions in general meeting held not less than 2 months after the date of this notice, or such earlier time as the company may call after this notice of intention is given

1.               RESOLVED that Catherine Mary Walter be and is hereby removed from office as a director on and with effect from 5 pm on the date seven days from the date of this meeting.

2.               RESOLVED that Graham Kraehe be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

3.               RESOLVED that Kenneth Moss be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

4.               RESOLVED that Brain Clark be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

5.               RESOLVED that John Thorn be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

6.               RESOLVED that Edward Tweddell be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

7.               RESOLVED that Peter Duncan be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

8.               RESOLVED that Geoffrey Tomlinson be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

Dated	28 March 2004

/s/ Catherine Walter
Catherine Walter

NOTICE OF CALLING OF COMPANY MEETING PURSUANT TO CORPORATIONS ACT 2001, §249CA.

NOTICE OF INTENTION TO MOVE A RESOLUTION FOR REMOVAL OF DIRECTORS UNDER §203D(2) OF THE CORPORATIONS ACT

TO:

Company Secretary
National Australia Bank Limited
500 Bourke Street
Melbourne Vic 3000

I Catherine Mary Walter a director of National Australia Bank Limited call a meeting of members of the company pursuant to Corporations Act 2001, §249CA for the purpose of considering the following resolutions.

1.               RESOLVED that the members of the company censure the Board of Directors of the company as a whole for being ultimately responsible to the members for the failings which led to the forex losses.

2.               RESOLVED to request the Board of Directors to immediately begin the search for a new Board Chairman of international standing able to provide the leadership necessary for renewal and restructure of the Board, the governance and its culture.

3.               RESOLVED that Catherine Mary Walter be and is hereby removed from office as a director on and with effect from 5pm on the date seven days from the date of this meeting.

4.               RESOLVED that Graham Kraehe be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

5.               RESOLVED that Kenneth Moss be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

6.               RESOLVED that Brian Clark be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

7.               RESOLVED that John Thorn be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

8.               RESOLVED that Edward Tweddell be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

9.               RESOLVED that Peter Duncan be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

10.         RESOLVED that Geoffrey Tomlinson be and is hereby removed from office on and with effect from 5pm AEST on the date 7 days preceding the date upon which his current term as a director would otherwise have come to an end.

11.         RESOLVED that it is the view of the company that upon removal or previous retirement none of the current non-executive directors should offer themselves for re-election.

12.         RESOLVED that the company calls upon each of the current non-executive directors of the company to forego all retirement allowances and benefits payable to them upon their retirement, whether they are removed pursuant to a resolution of member or retire before removal.

13.         RESOLVED that the company calls upon each of the current non-executive directors to individually inform the meeting whether they will commit to forego all retirement allowances and benefits.

/s/ Catherine Walter
Catherine Walter

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 29 March 2004	Title:	Associate Company Secretary